SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K




   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended November 30, 1997

                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


           For the transition period from __________ to ___________




                       Commission file number 1-2256



                       THRIFT PLAN OF EXXON CORPORATION

                         AND PARTICIPATING AFFILIATES


                           (Full title of the plan)


                              EXXON CORPORATION


                      (Name of issuer of the securities)

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298




                    (Address of principal executive office)

                      THRIFT PLAN OF EXXON CORPORATION

                        AND PARTICIPATING AFFILIATES



                                  INDEX




                                                                Page
                                                                ----
      Financial Statements

         Statement of Net Assets
         Available for Benefits, with
         Fund Information at
         November 30, 1997 and 1996                             3-4

         Statement of Changes in Net Assets
         Available for Benefits, with
         Fund Information for the
         Year ended November 30, 1997                             5

         Notes to Financial Statements                          6-8

      Item 27a-Schedule of Assets Held for Investment
      Purposes at November 30, 1997 (Exhibit 1)                9-17

      Item 27d-Schedule of Reportable
      Transactions (Exhibit 2)                                   18

      Report of Independent Accountants                          19

      Consent of Independent Accountants                         20

      Signatures                                                 21

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1997
                               (millions of dollars)


                                                                Trust
                                 Participant Directed         Directed
                    ---------------------------------------  -----------
                               Exxon                           Exxon
                            Corporation            Extended    Corp.
                    Common     Common   Equity      Market   Preferred
                     Asset     Stock   Portfolio   Portfolio   Stock
                     Fund      Fund*     Fund*       Fund      Fund    Total
                    ---------------------------------------- --------- -----
Assets

Investments, at
 fair value:
   Fixed income
   securities        $2,137        -        -          -         -    $2,137
 Short-term
   investments           91        -        -          -       $13       104
 Loans to parti-
   cipants              158        -        -          -         -       158
 Exxon Corp.
   common stock           -   $5,333        -          -         -     5,333
 Index funds              -        -     $757       $298         -     1,055
 Exxon Corp. Class A
   preferred stock        -        -        -          -       394       394
                    --------------------------------------------------------
   Total investments  2,386    5,333      757        298       407     9,181

Amounts due from
 employers                -        -        -          -        20        20
Dividends receivable      -       36        -          -         -        36
Accrued interest         36        -        -          -         -        36
Other receivables         3        -        -          -         -         3
                    --------------------------------------------------------
   Total assets       2,425    5,369      757        298       427     9,276
                    --------------------------------------------------------
Liabilities

Payables and accrued
   liabilities           10        8        -          -         3        21
Notes payable             -        -        -          -       225       225
                    --------------------------------------------------------
   Total liabilities     10        8        -          -       228       246
                    --------------------------------------------------------
Net assets available
 for benefits        $2,415   $5,361     $757       $298      $199    $9,030
                    ========================================================
*Investment Funds representing five percent or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1996
                               (millions of dollars)


                                                                 Trust
                                 Participant Directed          Directed
                    ---------------------------------------- -----------
                               Exxon                           Exxon
                            Corporation            Extended    Corp.
                    Common    Common    Equity      Market   Preferred
                     Asset     Stock   Portfolio  Portfolio    Stock
                     Fund      Fund*     Fund*       Fund      Fund*   Total
                    ---------------------------------------- --------- -----
Assets

Investments, at
 fair value:
   Fixed income
   securities        $2,430        -        -           -         -   $2,430
 Short-term
   investments          204        -        -           -       $14      218
 Loans to parti-
   cipants              163        -        -           -         -      163
 Exxon Corp.
   common stock           -   $3,959        -           -         -    3,959
 Index funds              -      -       $580        $202         -      782
 Exxon Corp. Class A
  preferred stock         -        -        -           -       480      480
                     -------------------------------------------------------
   Total investments  2,797    3,959      580         202       494    8,032

Amounts due from
 employers                -        -        -           -        29       29
Dividends receivable      -       34        -           -         -       34
Accrued interest         39        -        -           -         -       39
Other receivables        38        -        -           -         -       38
                     -------------------------------------------------------
   Total assets       2,874    3,993      580         202       523    8,172
                     -------------------------------------------------------
Liabilities

Payables and accrued
   liabilities            5        8        -           -        10       23
Notes payable             -        -        -           -       345      345
                    --------------------------------------------------------
   Total liabilities      5        8        -           -       355      368
                     -------------------------------------------------------
Net assets available
 for benefits        $2,869   $3,985     $580        $202      $168   $7,804
                     =======================================================
*Investment Funds representing five percent or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                          YEAR ENDED NOVEMBER 30, 1997
                             (millions of dollars)


                                                                Trust
                                Participant Directed          Directed
                       ------------------------------------ ------------
                                Exxon                         Exxon
                                Corp.             Extended    Corp.
                       Common  Common    Equity    Market   Preferred
                       Asset    Stock  Portfolio  Portfolio   Stock
                        Fund    Fund     Fund       Fund      Fund     Total
                       ------------------------------------ ---------  -----

Contributions:
 Employer                 $15      $4       $2         $1       $92    $114
 Employee                  80      41       26         20         -     167
                       ----------------------------------------------------
 Total contributions       95      45       28         21        92     281
                       ----------------------------------------------------

Investment income:
 Interest                 167       -        -          -         1     168
 Dividends                  -     139        -          -        20     159
 Net appreciation
  (depreciation) in fair
  value of investments     (8)  1,178      168         53       129   1,520
                       ----------------------------------------------------
 Total investment income  159   1,317      168         53       150   1,847
                       ----------------------------------------------------

Interest expense            -       -        -          -       (17)    (17)
LESOP conversions           -      67        -          -      (168)   (101)
Benefit payments at fair
 value                   (353)   (309)     (16)        (7)        -    (685)
Participant withdrawals
 at fair value            (56)    (43)       -          -         -     (99)
Interfund transfers      (299)    299       (3)        29       (26)      -
                       -----------------------------------------------------

Net increase(decrease)   (454)  1,376      177         96        31   1,226

Net assets available
 for benefits:
At the beginning of
 the year               2,869   3,985      580        202       168   7,804
                       ----------------------------------------------------

At the end of the year $2,415  $5,361     $757       $298      $199  $9,030
                       ====================================================
The accompanying notes are an integral part of these financial statements.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 1:     Plan Description

The participants in the Thrift Plan of Exxon Corporation and Participating Affiliates (the "Thrift Plan", also called the "Thrift Fund" or the "Savings and Investment Program") are eligible employees and former employees of Exxon Corporation and certain affiliated employers. The terms and conditions of the Thrift Plan are fully contained in the Thrift Plan of Exxon Corporation and Participating Affiliates document ("Plan Document") dated October 1996, as amended from time to time. The Thrift Plan is an "employee pension benefit plan" described in Section 3 (2) of Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.

Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, federal tax treatment of a qualified plan and trust, and other Thrift Plan provisions are described in detail in the Plan Document. Also set forth in the Plan Document are the investment features and options of the Thrift Plan including, but not limited to, stock purchases and sales, equity unit purchases and sales, extended market unit purchases and sales, and other transactions.

Note 2:     Accounting Policies

The accounting records of the Thrift Plan are maintained on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All investments are stated at current value. Current values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. Exxon Corporation Class A preferred stock held in the Exxon Corporation Preferred Stock Fund is stated at current value as measured by the value of common shares to which it is convertible.

Net appreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets.

During 1997, $430,168 of employer matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts are used to pay future employer contributions.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 3:     Revalued Cost Basis Gains and Losses

The Department of Labor ("DOL") requires that the components of net appreciation (depreciation) for investments held in the Exxon Corporation Common Stock Fund, investments held in the Common Asset Fund, and investments held in the Exxon Corporation Preferred Stock Fund be segregated and calculated on a revalued cost basis for ERISA annual report ("Form 5500") reporting purposes. Under the revalued cost basis, realized gains and losses on investments sold are calculated as proceeds less market value at the beginning of the year or, if acquired during the year, historical cost. Unrealized gains and losses are calculated as market value of assets at the end of the year less market value at the beginning of the year or, if acquired during the year, historical cost.

For the Common Asset Fund and the Exxon Corporation Preferred Stock Fund fixed income securities, gains and losses are calculated on the basis of specific security identification. For Exxon Corporation common stock, gains and losses are calculated assuming a first-in, first-out methodology for total shares in the portfolio for all shares sold by participants.

For the years ended November 30, 1997 and 1996, these components of net appreciation (depreciation) were:

                  Common Asset Fixed  Exxon Corporation    Exxon Corporation
                  Income Securities     Common Stock        Preferred Stock
                         Fund               Fund                  Fund
                  -----------------   -----------------    -----------------
                    1997       1996     1997     1996         1997       1996
                    ----       ----     ----     ----         ----       ----
                                  (millions of dollars)

Realized G/(L)     $(5)        $(5)     $180      $104          $40        $16

Unrealized G/(L)    (3)          7       998       649           89         86
                   ----       -----    -----     -----        -----      -----
Net Appreciation   $(8)        $ 2     $1178      $753         $129       $102
(Depreciation)


Note 4:     Tax Status

On August 28, 1997, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Thrift Plan under Section 401(a) of the Internal Revenue Code ("IRC"). The Trustee believes that the Plan is a qualified plan under IRC Section 401(a) and that the related trust is exempt from tax under IRC section 501(a).

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 5:     Expenses

Participating employers pay the administrative expenses of the Thrift Fund with the exception of: (1) brokers' commissions and SEC fees on Exxon Corporation common stock purchases and sales which are paid by Thrift participants purchasing or selling stock and are included in the price of the stock at the time of purchase or sale and (2) management fees, brokerage commissions, and administrative expenses of the Equity Portfolio Fund and the Extended Market Portfolio Fund, which are paid by Thrift participants in those respective Funds.

Note 6:     Exxon Corporation Preferred Stock Fund

An employee stock ownership plan was incorporated into the Thrift Plan on August 1, 1988. This plan is commonly referred to as the Direct Dividend Dividend Account ("DDA") and is described in detail in the Plan Document. In 1989, the plan was leveraged when the Trustee-Thrift Trust borrowed $1.0 billion at a floating rate of interest under the terms of notes, guaranteed by Exxon Corporation. The Trustee used the proceeds of the borrowing to purchase 16,349,945 shares of a new issue of Exxon Corporation Class A preferred stock ("Preferred Stock") for $61.50 per share which are convertible into Exxon Corporation common stock. After the common stock split on March 14, 1997, when the common share price exceeds $30.75, one share of preferred stock is convertible into two shares of common stock. When the price is $30.75 or less, one share of preferred is convertible into common shares having a value of $61.50. Dividends on the Preferred Stock are cumulative and payable in an amount per share equal to $4.68 per annum. Dividends on the Preferred Stock of $20 million and $30 million were paid during 1997 and 1996, respectively, and covered certain principal and interest payments of $24 million and $26 million on the notes. During 1997 and 1996, 1,854,762 and 2,468,223 shares of Preferred Stock, respectively, were converted into common stock.

In 1997 and 1996, principal payments of $120 million and $156 million, respectively, were made on the notes which included the retirement in 1996 of subrogation rights related to earlier guarantor payments in the amount of $41 million. The interest rate on the notes ranged from 4.22% to 5.12% in 1997 and 4.27% to 7.52% in 1996. Future principal payments on the notes of $100 million and $125 million are due in 1998 and 1999, respectively.

Note 7:     Claims Incurred But Not Paid

The Plan reports benefits paid on a cash basis as required under generally accepted accounting principles. For Form 5500 reporting purposes, claims incurred but not paid of $17 million and $12 million for the years ended November 30, 1997 and 1996, respectively, are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $9,013 million and $7,792 million for the years ended
November 30, 1997 and 1996, respectively.

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
-----------------------------------------------------------------------------

COMMON ASSET FUND
-----------------

  CORPORATE BONDS
AMER INTL GRP INC M/T/N    6.250% 08/16/99 $   20,000 $   19,907 $   20,125
AMER INTL GRP INC M/T/N    6.050% 11/01/99      5,250      5,239      5,262
ASSOCIATES CORP N AMER     6.625% 07/15/99      2,325      2,336      2,340
ASSOCIATES CORP N AMER     6.375% 08/15/98      7,000      6,994      7,020
ASSOC CORP N AMER M/T/N    6.470% 05/17/99      3,000      3,000      3,025
ASSOC CORP N AMER M/T/N    8.350% 12/22/98      3,100      3,164      3,177
ASSOC CORP N AMER M/T/N    5.440% 01/29/99      2,900      2,874      2,889
ASSOC CORP N AMER M/T/N    6.500% 09/09/98      5,000      5,008      5,019
ASSOC CORP N AMER M/T/N    5.550% 10/30/98      3,450      3,431      3,435
ASSOC CORP N AMER NTS      6.250% 03/15/99      3,725      3,725      3,729
ASSOC CORP N AMER SR NT    8.125% 01/15/98      5,000      5,011      5,011
AUSTRIA REP                9.125% 04/25/99      7,000      7,226      7,276
BANC ONE AUTO GRANTOR TR   6.550% 02/15/03      8,025      8,013      8,058
BANC ONE AUTO GRANTOR TR   6.100% 10/15/02      5,873      5,871      5,874
BANC ONE AUTO GRANTOR TR   6.270% 11/20/03      8,496      8,496      8,513
BARCLAYS AMERICAN CORP     7.875% 08/15/98      5,000      5,057      5,065
BAYER USA INC              7.750% 10/28/99      9,500      9,775      9,737
BAYERISCHE LANDESBANK
  GIROZENTRALE M/T/N       6.550% 07/19/99     10,000      9,994     10,136
BAYERISCHE LANDESBANK
  GIROZENTRALE M/T/N       6.000% 10/15/98     12,000     11,993     12,018
BAYERISCHE LANDESBANK
  GIROZENTRALE M/T/N       6.125% 10/22/99     10,000      9,935     10,009
BAYERISCHE VEREINSBANK     8.125% 01/27/00     25,000     25,819     25,900
BELL SOUTH TELECOMM        5.250% 06/08/98      1,675      1,670      1,666
BELLSOUTH CAP FDG CORP     9.250% 01/15/98      2,900      2,910      2,910
BELLSOUTH CAP FDG CORP
  SER A M/T/N              8.650% 10/01/99      2,700      2,807      2,817
BELLSOUTH TELECOMM INC     6.500% 02/01/00      3,000      3,014      3,019
BOATMENS AUTO TR           6.350% 01/15/03      9,166      9,166      9,183
BOATMENS AUTO TR 95-A A-3  6.100% 05/15/00     10,579     10,587     10,585
BP AMER INC                8.875% 12/01/97      1,000      1,000      1,000
BP AMER INC M/T/N          6.923% 01/15/99      7,000      7,069      7,081
BPCA FINANCE               8.375% 04/15/98     21,530     21,674     21,715
BRITISH PETROLEUM AMER     9.750% 03/01/99     14,450     14,698     15,036
BRITISH TELECOM            9.375% 11/16/98     15,000     15,516     15,424
BRITISH TELECOM FIN INC    9.375% 02/15/99     17,210     17,756     17,847
CALIF INFRASTRUCTURE &     6.200% 06/25/03      2,000      2,000      2,003
CASE EQUIP LN TR           6.150% 09/15/02      6,297      6,296      6,307
CFAC GRANTOR TR            6.450% 12/15/97      1,518      1,518      1,515
CFC-14 GR TRST RESTR       7.150% 11/15/06      3,206      3,227      3,216

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
-----------------------------------------------------------------------------

CHASE MAN AUTO OWNER TR    5.750% 05/15/99 $   17,571 $   17,570 $   17,572
CHASE MAN AUTO OWNER TR    6.350% 02/15/01      8,000      7,997      8,038
CHASE MAN AUTO OWNER TR    5.950% 10/15/99      9,481      9,478      9,480
CHASE MAN CR CD MSTR TR    6.730% 02/15/03     10,500     10,499     10,599
CHASE MAN GRANTOR TR       6.000% 09/17/01      6,951      6,950      6,950
CHASE MAN GRANTOR TR       5.900% 11/15/01      6,368      6,367      6,362
CHASE MAN GRANTOR TR       5.200% 02/15/02      9,470      9,456      9,393
CHESAPEAKE & POTOMAC TEL
  CO MD                    5.875% 09/15/99     11,000     10,950     10,947
CHEVRON CDA FIN LTD GTD NT 5.600% 04/01/98      7,000      6,984      6,996
CITICORP MTG SECS INC
  REMIC PASS THRU          5.750% 03/25/09      1,509      1,508      1,503
COCA COLA CO               7.875% 09/15/98     15,600     15,809     15,807
CORESTATES HOME EQ TR      5.100% 03/15/09      3,113      3,112      3,054
CR LOCAL DE FRANCE DEB     8.875% 10/18/99     12,871     13,433     13,447
CTS HOME EQUITY LN TR      7.700% 09/15/06      2,774      2,814      2,803
DAIMLER-BENZ AUTO GR TR    5.850% 05/15/02      9,539      9,537      9,528
DAIMLER-BENZ VEH TR        5.850% 07/20/03     11,591     11,587     11,574
DAIMLIER-BENZ AUTO GR TR
  1997-A A                 6.050% 03/20/05      9,607      9,601      9,599
DAYTON HUDSON CR CD MSTR   6.100% 02/25/02      9,590      9,591      9,597
DEUTSCH BANK FIN NV        9.375% 06/21/99      3,469      3,623      3,631
DISCOVER CARD MSTR TR I    5.400% 11/16/01     35,245     35,082     35,026
DISCOVER CARD TR           6.250% 08/16/00     10,515     10,521     10,507
DISCOVER CARD TR 1992-B    6.800% 06/15/00      7,277      7,294      7,280
EKSPORTFINANS AS EMTN      7.740% 05/06/99      1,400      1,416      1,425
EMERSON ELEC CO EURO       7.875% 06/05/98     33,720     33,962     33,964
EURO INV BK 7.75           7.750% 12/15/98      5,000      5,067      5,078
EUROPEAN INVT BK M/T/N     8.875% 02/15/99      8,500      8,730      8,804
EUROPEAN INVT BK M/T/N     6.330% 10/01/99     13,000     13,009     13,033
EUROPEAN INVT BK M/T/N     7.350% 06/01/99      9,000      9,112      9,194
EXPORT IMPORT BK JAPAN     9.000% 04/15/98      5,000      5,052      5,057
FCC GRANTOR TR             8.750% 02/15/06      2,030      2,052      2,030
FIFTH THIRD BK AUTO TR
  1996-A                   6.200% 09/15/01     15,958     15,962     15,978
FIRST CHICAGO MASTER TR    6.250% 08/15/99      8,266      8,267      8,252
FIRST DEP MASTER TR        6.050% 08/15/02     31,070     31,077     31,090
FIRST DEP MSTR TR ASSETS
  BACKED CTF               5.750% 06/15/01     28,698     28,646     28,670
FIRST SEC AUTO GR TR       6.300% 08/15/03      6,693      6,689      6,709
FIRST SEC AUTO GR TR       6.250% 01/15/01      1,763      1,763      1,766
FLEET FIN HOME EQUITY TR   6.700% 10/15/06        816        814        818
FLEETWOOD CR 1993-B GR TR  4.950% 08/15/08      2,237      2,232      2,205
FLEETWOOD CR 1994-B GR TR  6.750% 03/15/10      2,400      2,393      2,415
FORD CR AUTO LEASE TR      5.800% 05/15/99      8,995      8,993      8,973

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
-----------------------------------------------------------------------------

FORD CR AUTO OWNER TR      6.500% 11/15/99 $    5,000 $    4,999 $    5,016
FORD CR AUTO OWNER TR      6.100% 10/15/20      6,200      6,199      6,204
FORD CR AUTO OWNER TR      6.750% 09/15/00      6,500      6,499      6,568
FORD CR GRANTOR TR         5.900% 10/15/00     13,659     13,683     13,638
FORD CR GRANTOR TR         5.900% 05/15/00     11,181     11,184     11,176
GE CAP MTG SVCS INC        7.200% 09/15/11      1,474      1,473      1,482
GEN ELEC CAP CORP M/T/N    5.190% 02/12/99      5,000      4,998      4,977
GEN ELEC CAP CORP M/T/N    7.125% 04/06/98      2,350      2,359      2,360
GEN ELEC CAP CORP M/T/N    7.950% 02/02/98      2,400      2,407      2,407
GEN ELEC CAP CORP M/T/N    5.480% 03/01/99      5,000      4,930      4,992
GEN ELEC CAP CORP M/T/N    7.265% 04/10/00      3,900      3,996      4,018
GEN ELEC CAP CORP M/T/N    6.370% 09/01/98      7,500      7,512      7,525
GEN ELEC CAP CORP M/T/N    5.210% 02/09/99      5,000      4,986      4,979
GENERAL ELEC CO DEB        7.875% 09/15/98     10,000     10,188     10,140
GEN ELECTRIC CAP CORP EURO
  M/T/N                    7.000% 05/05/98      4,000      4,011      3,993
GMAC 1995-A GRANTOR TR     7.150% 03/15/00      4,216      4,230      4,233
GMAC GRANTOR TR            6.500% 04/15/02     14,668     14,665     14,731
GTE CALIF 1ST MTG          6.250% 01/15/98      1,000      1,001      1,000
HALIFAX BUILDING SOCIETY   6.625% 07/26/99     20,000     20,131     18,851
HEWLETT PACKARD FIN CO DEB 7.500% 12/05/97     15,000     15,002     14,989
HITACHI FINANCE UK PLC     6.625% 06/06/00      5,000      5,037      5,029
HONDA AUTO REC CL A        5.850% 02/15/03     21,530     21,456     21,473
HONDA AUTO REC GR TR       6.200% 12/15/00     11,819     11,827     11,833
HSEHOLD FIN CO HOME EQ LN  4.750% 05/20/08        557        555        553
IADB                       9.500% 04/11/00      6,000      6,422      6,420
IBRD                       4.500% 08/26/99     10,089      9,838      9,829
INTER AMERN DEV BK         9.450% 09/15/98     34,369     35,198     35,276
INTER AMERN DEV BK M/T/N   5.600% 05/28/99     26,930     26,669     26,713
INTL BK FOR RECON & DEV
  COLTS                    9.550% 07/15/98      5,000      5,114      5,113
INTL BK FOR RECON & DEV
  COLTS                    9.760% 06/01/98      2,500      2,551      2,548
INTL BK FOR RECON & DEV
  COLTS                    5.850% 09/15/98      5,700      5,714      5,700
INTL BK FOR RECON & DEV
  COLTS                    8.790% 02/19/98      1,000      1,007      1,006
INTL BK FOR RECON & DEV
  COLTS                    6.500% 09/15/98      3,250      3,273      3,266
INTL BK FOR RECON & DEV
  COLTS                    9.625% 04/28/99      5,000      5,207      5,244
INTL TELECOM SATELLITE     6.750% 01/19/00     10,000     10,065     10,081
JAPAN FIN CORP FOR MUN     9.250% 09/21/98      1,000      1,025      1,025
JOHNSON & JOHNSON M/T/N    8.220% 03/20/98      5,000      5,032      5,038
JOHNSON & JOHNSON M/T/N    8.180% 03/23/98      1,000      1,007      1,008

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
-----------------------------------------------------------------------------

KEY AUTO FINANCE TR        5.850% 03/15/03 $    5,478 $    5,478 $    5,470
KEYCORP AUTO GRANTOR TR    5.800% 07/15/00      3,397      3,397      3,394
KFW INTL FIN INC           9.375% 07/15/98     20,000     20,382     20,359
KFW INTL FIN INC GTD NT    8.850% 06/15/99     16,355     16,984     16,996
KFW INTL FIN INC-M/T/N     9.020% 02/23/99      5,000      5,149      5,191
KIMBERLY CLARK CORP        9.000% 08/01/00      1,000      1,069      1,067
KREDIETBANK INTL FIN       6.125% 04/29/99     20,000     19,929     19,982
LBK RHEIN-PFALZ GI M/T/N   6.100% 10/28/99     32,100     31,955     32,035
LILLY ELI & CO M/T/N       7.100% 02/16/99      1,000      1,009      1,015
MBNA MASTER CR CARD TR     5.400% 09/15/00     28,525     28,296     28,327
MBNA MASTER CR CARD TR SER
  1992-2                   6.200% 08/15/99      6,175      6,174      6,164
MBNA MSTR CR CD TRUST      7.250% 06/15/99      1,667      1,667      1,663
MCDONALDS COR M/T/N SER B  8.375% 10/29/99      2,100      2,179      2,184
MMCA AUTO OWNER TR         5.700% 11/15/00      5,912      5,912      5,900
MORGAN GTY TR CO NY N Y    6.000% 10/01/98     10,000      9,993     10,012
MORGAN J P & CO INC M/T/N  6.000% 03/18/99     20,000     19,918     20,066
NATIONAL AUST BANK LTD     6.250% 06/17/98     25,000     25,012     24,997
NATL AUSTRALIA BK 6.00     6.000% 03/26/99      6,000      5,991      5,978
NATL RURAL UTILS COOP FIN  8.500% 02/15/98      3,000      3,016      3,015
NATIONSBANK AUTO GR TR     5.850% 06/15/02      9,035      9,035      9,018
NATIONSBANK AUTO OWNR TR   6.375% 07/15/00     21,190     21,175     21,248
NATIONSBANK AUTO OWNR TR   6.125% 07/15/99      9,761      9,770      9,769
NAVISTAR FIN 95-A OWNR TR  6.550% 11/20/01      4,641      4,658      4,656
NEW ENGLAND TEL & TEL CO   6.150% 09/01/99      2,000      1,983      2,000
NEW ENGLAND TEL & TEL CO
  NT                       6.250% 12/15/97      1,000      1,000      1,000
NIPPON TEL & TEL           9.000% 07/19/99      2,630      2,731      2,739
NIPPON TELEG & TEL CORP    9.500% 07/27/98     38,000     38,742     38,859
NISSAN AUTO REC 1994-A GR  6.450% 09/15/99      3,309      3,316      3,311
NISSAN AUTO REC GR TR      6.100% 08/15/01      8,326      8,335      8,330
NORWEST AUTOMOBILE TR      5.800% 03/15/99      8,482      8,480      8,483
NORWEST AUTOMOBILE TR      5.900% 03/15/00     21,500     21,472     21,468
NORWEST CORP M/T/N         7.125% 09/09/99      3,000      3,031      3,049
NORWEST CORP M/T/N         5.750% 11/16/98      2,000      1,985      1,995
NORWEST CORP M/T/N         6.250% 04/15/99      6,150      6,163      6,171
NORWEST FINL INC M/T/N     6.375% 10/01/99      4,250      4,233      4,266
OESTERREICHISCHE
  KONTROLLBANK             8.700% 07/13/99      8,000      8,278      8,320
OESTERREICHE KONTROLBANK   9.125% 07/12/00      9,500     10,158     10,130
OLYMPIC AUTO REC TR        5.650% 01/15/01        799        799        797
OLYMPIC AUTO REC TR        6.850% 06/15/01      2,896      2,895      2,910
PITNEY BOWES CR CORP M/T/N 6.540% 07/15/99     10,000     10,041     10,103
PITNEY BOWES CR CORP NT    6.250% 06/01/98     12,000     12,011     12,023
PNC STUDENT LN TR I        6.138% 01/25/00     10,000     10,000     10,023

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
-----------------------------------------------------------------------------

PREMIER AUTO TR            6.650% 11/02/98 $    2,732 $    2,734 $    2,734
PREMIER AUTO TR            6.000% 10/06/99      4,671      4,677      4,673
PREMIER AUTO TR            4.750% 02/02/00        226        226        225
PREMIER AUTO TR            6.350% 05/02/00      1,359      1,359      1,359
PREMIER AUTO TR            6.850% 03/02/99      4,671      4,681      4,672
PREMIER AUTO TR            6.350% 01/06/00     10,275     10,274     10,299
PREMIER AUTO TR            5.900% 04/06/00      4,838      4,837      4,836
PREMIER AUTO TR            6.500% 03/06/00     10,400     10,391     10,438
PREMIER AUTO TR            6.120% 06/06/00     15,000     14,999     15,010
PREMIER AUTO TR            4.900% 12/15/98      1,394      1,395      1,393
PREMIER AUTO TR            5.900% 07/06/99      2,572      2,571      2,573
PREMIER AUTO TR            4.900% 10/15/98      1,395      1,395      1,392
PREMIER AUTO TR 1993-5
  ASSET BACKED NT          4.220% 03/02/99        684        684        678
PREMIER AUTO TRUST         6.150% 03/06/00     10,000     10,011     10,008
PROCTER & GAMBLE CO NT     9.500% 02/11/98     13,000     13,084     13,052
RABOBANK NEDERLAND M/T/N   5.950% 10/06/99     15,000     14,997     14,981
ROCKWELL INTL CORP         8.875% 09/15/99      2,000      2,089      2,091
ROCKWELL INTL CORP         7.625% 02/17/98      2,000      2,004      2,007
SCFC RECR VEH LN TR        7.250% 09/15/06      3,059      3,060      3,068
SEARS CR ACCT MSTR TR II   6.500% 10/15/03     20,000     19,994     20,127
SEARS CR ACCT MSTR TR II   6.250% 01/15/03     37,000     37,002     37,071
SHELL OIL CO               6.950% 12/15/98      6,290      6,331      6,350
SHELL OIL CO NT            6.625% 07/01/99      8,800      8,819      8,865
SIEMENS AG  E/M/T/N        5.820% 06/15/98      5,000      4,988      4,997
SW BELL TEL CO M/T/N       5.040% 10/13/98      5,000      4,944      4,960
SW BELL TEL CO M/T/N       6.400% 08/18/99      4,000      4,022      4,026
SPAIN KINGDOM M/T/N        8.750% 12/22/97      4,000      4,005      4,005
STANDARD CR CD MSTR TR     5.500% 02/07/00     16,750     16,691     16,637
STANDARD CR CD MSTR TR 1   6.800% 04/07/01      2,000      2,003      2,017
STANDARD CR CD MSTR TR I   5.900% 02/07/01     27,425     27,375     27,350
STANDARD CR CD MSTR TR I   6.750% 06/07/00      5,000      5,006      5,019
TMS HOME EQUITY LN TR      5.175% 07/15/06      2,444      2,455      2,415
TOKYO METROPOLIS JAPAN     8.700% 10/05/99      2,000      2,083      2,085
TOKYO METROPOLIS JAPAN     9.250% 10/11/98      3,550      3,636      3,645
TOYOTA AUTO RECEIVABLES    5.850% 03/15/01      6,295      6,287      6,291
TOYOTA AUTO RECEIVABLES    6.300% 07/20/01     16,415     16,418     16,448
TOYOTA AUTO REC GR TR      6.450% 04/15/02     23,240     23,251     23,336
TOYOTA MOTOR CORP          5.625% 03/17/98      6,801      6,789      6,785
UBS FIN DEL INC M/T/N      6.200% 10/01/98     20,000     20,045     20,056
UNILEVER CAP CORP          8.875% 03/26/98     15,900     16,012     16,017
UNILEVER CAPITAL CORP      9.250% 03/29/00     19,400     20,336     20,600
UNILEVER NV EURO MTN US$   8.000% 12/08/99      2,000      2,068      2,065
USAA CAP CORP M/T/N        6.550% 09/20/99     10,000     10,068     10,065
WACHOVIA BK NC N A M/T/N   6.000% 03/15/99      2,450      2,449      2,457

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
-----------------------------------------------------------------------------

WACHOVIA BK NC N A M/T/N   4.900% 09/19/98 $    1,500 $    1,482 $    1,489
WACHOVIA BK NC N A M/T/N   6.700% 04/14/99      1,000      1,006      1,009
WACHOVIA BK NC N A M/T/N   7.050% 06/09/99     15,000     15,132     15,262
WACHOVIA BK NC N A M/T/N   7.000% 05/12/99      5,800      5,822      5,894
WACHOVIA BK NC N A M/T/N   5.375% 01/04/99      5,650      5,651      5,630
WAL MART STORES            9.100% 07/15/00      2,071      2,218      2,217
WAL MART STORES INC NT     6.125% 10/01/99      4,000      3,991      4,003
WAL MART STORES INC SR NT  5.500% 03/01/98     22,150     22,120     22,133
WORLD OMNI AUTO LEASE      6.050% 11/25/01      5,638      5,638      5,639
                                            --------- ---------- ----------
   TOTAL CORPORATE BONDS                   $1,835,277 $1,845,631 $1,847,467

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
-----------------------------------------------------------------------------

   GOVERNMENT BONDS

FED HOME LN MTGE CORP GRP
  # G40276                 6.500% 12/01/99 $    8,843 $    8,881 $    8,865
FEDERAL HOME LN BKS        6.080% 09/08/98      5,400      5,423      5,410
FEDERAL HOME LN BKS        4.810% 02/23/98      5,000      4,998      4,991
FEDERAL HOME LN BKS        5.750% 12/30/98     10,000      9,975      9,977
FEDERAL HOME LN BKS CONS   5.960% 08/13/98     24,020     24,008     24,043
FED HOME LN BKS CONS BD    5.750% 10/30/98      5,600      5,588      5,594
FED HOME LN BKS CONS BD    5.800% 11/03/98     10,000      9,984      9,994
FED HOME LN BKS M/T/N      6.015% 09/08/98      4,000      4,018      4,006
FED HOME LN BKS M/T/N      5.415% 12/28/98      5,000      5,000      4,977
FED HOME LN MTG CORP DEB   4.950% 02/22/99      5,000      4,968      4,946
FED HOME LN MTG CORP NTS   4.950% 02/22/99     10,000      9,877      9,892
FEDERAL HOME LOAN BANK     9.250% 11/25/98      2,715      2,808      2,802
FEDERAL HOME LOAN BANK     9.300% 01/25/99      8,280      8,563      8,583
FEDERAL NAT'L MTGE ASSN    8.700% 06/10/99      1,000      1,033      1,040
FED NATL MTG ASSN POOL #   9.550% 03/10/99      1,800      1,861      1,880
FED NATL MTG ASSN M/T/N    5.820% 12/21/98     10,000      9,982     10,000
FED NATL MTG ASSN M/T/N    4.940% 02/23/99      5,000      4,934      4,945
FED NATL MTG ASSN M/T/N    6.090% 06/14/99      5,000      4,998      5,015
FED NATL MTG ASSN M/T/N    5.550% 03/12/99      2,030      2,010      2,022
FED NATL MTG ASSN M/T/N    5.400% 03/12/99      5,000      4,967      4,959
FED NATL MTG ASSN M/T/N    6.000% 03/26/99      5,000      4,996      5,007
FED NATL MTG ASSN DEB      8.550% 08/30/99      5,120      5,322      5,324
FED NATL MTG ASSN DEB      7.050% 12/10/98      5,000      5,078      5,060
FED NATL MTG ASSN DEB      7.680% 11/22/99      2,465      2,538      2,544
FED NATL MTG ASSN M/T/N    6.070% 07/01/99      5,000      4,997      5,010
FED NATL MTG ASSN M/T/N    6.090% 09/01/98        800        801        801
FED NATL MTG ASSN M/T/N    5.200% 01/25/99      5,000      5,002      4,963
FED NATL MTG ASSN M/T/N    5.090% 02/08/99      5,000      5,000      4,956
FED NATL MTG ASSN M/T/N    4.950% 02/22/99     10,000      9,957      9,892
FED NATL MTG ASSN M/T/N    5.870% 10/13/98     15,000     14,982     15,000
STUDENT LN MKTG ASSN       4.500% 08/02/99     35,575     34,567     34,797
                                           ---------- ---------- ----------
  TOTAL GOVERNMENT BONDS                   $  227,648 $  227,116 $  227,295

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
-----------------------------------------------------------------------------

  CERTIFICATE OF DEPOSITS

AMER EXPR CENT BK  C/D     6.400% 04/28/98 $    2,000 $    1,999 $    2,005
BANKERS TR CO C/D          5.800% 02/08/99     10,000      9,966     10,012
BAYERISCHE LANDESBANK NY
  INSTL C/D                5.220% 02/12/99      5,000      5,007      4,968
DEUTSCHE BANK AG NY C/D    6.150% 04/14/98     10,000      9,998      9,997
DEUTSCHE BANK AG NY C/D    6.050% 04/01/98     15,000     14,994     14,994
MERC SAFE DEP & TR C/D     6.150% 08/31/98     10,000     10,000     10,021
MERC SAFE DEP & TR CO C/D  6.120% 11/16/98     10,000     10,000     10,038
                                           ---------- ---------- ----------
  TOTAL CERTIFICATE
    OF DEPOSITS                            $   62,000 $   61,964 $   62,035
                                           ---------- ---------- ----------
  TOTAL FIXED INCOME
     SECURITIES                            $2,124,925 $2,134,711 $2,136,797

  SHORT TERM INVESTMENTS
  COMMERCIAL PAPER
FORD MTR CR CO CPDS           N/A 01/05/98 $   10,000 $    9,881 $    9,874
GEN ELEC CAP CORP DISC C/P
  CPDS                        N/A 01/20/98     25,000     24,646     24,631
                                           ---------- ---------- ----------
   TOTAL COMMERCIAL PAPER                  $   35,000 $   34,527 $   34,505

COLL SHORT TERM INVST FD      N/A      N/A $    2,682 $    2,682 $    2,682
REPO GOLDMAN SACHS TRI
  PARTY                    5.850%      N/A     45,000     45,000     45,000
MORGAN STANLEY GRP INC
  MSTR NOTE                   N/A      N/A      9,000      9,000      9,000
                                           ---------- ---------- ----------
  TOTAL SHORT TERM
 INVESTMENTS                               $   91,682 $   91,209 $   91,187

PARTICIPANT LOANS
 (ANNUAL INTEREST RATES
  FROM 9.0 TO 6.5,
  MAXIMUM PERIOD OF
  REPAYMENT IS
  60 MONTHS)                  N/A      N/A $  158,114 $  158,114 $  158,114
                                           ---------- ---------- ----------
TOTAL COMMON ASSET                         $2,374,721 $2,384,034 $2,386,098
  INVESTMENTS                              ========== ========== ==========

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/97
                                 (thousands of dollars)


                                                 SHARES/             CURRENT
DESCRIPTION                                       UNITS     COST      VALUE
-----------------------------------------------------------------------------

EXXON CORPORATION PREFERRED
 STOCK FUND
---------------------------
EXXON CORPORATION CLASS
 A PREFERRED STOCK
 (thousands of shares)                          3,229 $  198,614 $  393,998

 SHORT TERM INVESTMENTS
GENERAL ELEC CAP CORP DISC C/P CPDS        $   10,000 $    9,884 $    9,878
MORGAN STANLEY GROUP INC MASTER NOTE            3,004      3,004      3,004
                                            --------- ---------- ----------
 TOTAL SHORT TERM INVESTMENTS              $   13,004 $   12,888 $   12,882

EXXON CORPORATION COMMON
 STOCK FUND
---------------------------
EXXON CORPORATION COMMON
  STOCK (thousands of shares)
  (adjusted for March 14, 1997 2-for-1
   stock split)                                87,427 $2,552,909 $5,333,040

EQUITY PORTFOLIO FUND
---------------------
BARCLAYS GLOBAL INVESTORS
  EQUITY FUND
  (thousands of units)                          3,400 $  349,960 $  756,675

EXTENDED MARKET PORTFOLIO
  FUND
-------------------------
BARCLAYS GLOBAL INVESTORS
  EXTENDED EQUITY INDEX
  FUND (thousands of units)                    15,795 $  213,084 $  298,146

                                                                EXHIBIT 2

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
                   ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                               NOVEMBER 30, 1997

                              (thousands of dollars)







Description of Asset:           Exxon Corporation Common Stock



Total          Total        Total         Total
Number         Number       Dollar        Dollar
  of             of        Value of      Value of        Net
Purchases *    Sales *     Purchases       Sales        Gain
---------      -----       ---------     --------       ----

21,593,904   13,277,026   $1,170,564     $755,309     $170,489



Schedule prepared following the alternative format prescribed at 29 CFR 2520.103-6(d)(2) for a series of transactions involving securities of the same issue as described at 29
CFR 2520.103-6(c)(1)(iii).





















* Adjusted to reflect March 14, 1997 2-for-1 stock split.

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------

To the Trustee of the Thrift Fund

In our opinion, the financial statements (pages 2-8) listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Exxon Corporation and Participating Affiliates (the Thrift Plan) at November 30, 1997 and 1996, and the changes in its net assets available for benefits for the year ended November 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Trustee of the Thrift Plan; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee of the Thrift Plan, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the statement of net assets available for benefits and the statement of changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP
Houston, Texas
April 23, 1998

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-19057) and the related
Prospectus for the Thrift Plan of Exxon Corporation and
Participating Affiliates of our report dated April 23, 1998 appearing on page 19 of this Annual Report on Form 11-K.


PRICE WATERHOUSE LLP
Houston, Texas
April 23, 1998

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                                     THRIFT PLAN OF EXXON CORPORATION

                                     AND PARTICIPATING AFFILIATES

                                     (Name of Plan)


                                     /s/ J. E. Bayne
                                     ___________________________________

                                     J. E. Bayne, Manager
                                     Benefits Finance and Investments

Dated:  April 23, 1998